Mail Stop 3010

March 23, 2010

Ms. Pamela A. Little
Chief Financial Officer
ATS Corporation
7925 Jones Branch Drive
McLean, VA 22102

     Re: ATS Corporation
            Form 10-K for the year ended December 31, 2008
            File No. 0-51552

Dear Ms. Little:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief